UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

In Mexico ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	In the U.S. Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

For Immediate Release

ASUR 3Q13 PASSENGER TRAFFIC UP 10.66% YOY

México D.F., October 21, 2013 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico, today announced results for the three and nine-month periods ended September 30, 2013.

3Q1 3 Highlights1:

•         EBITDA2 increased by 16.44% to Ps.805.52 million

•         Total passenger traffic was up 10.66%

•         Total revenues increased by 7.19%, as increases of 8.81% in aeronautical revenues and 15.72% in non-aeronautical revenues more than offset the 22.47% decline in construction services revenues

•         Commercial revenues per passenger increased by 5.06% to Ps.71.25

•         Operating profit increased by 18.49%

•	EBITDA margin rose to 61.50% from 56.61% in 3Q12.

__

1.	Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS) and represent comparisons between the three- and nine-month periods ended September 30, 2013, and the equivalent three- and nine-month periods ended September 30, 2012. Results are expressed in nominal pesos. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Ps.13.1747

2.	EBITDA means net income before: provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.
ASUR 3Q13, Page 1 of 24

Passenger Traffic

For the third quarter of 2013, total passenger traffic increased year-over-year by 10.66%. Domestic passenger traffic rose by 9.41% while international passenger traffic increased by 12.02%.

The 9.41% growth in domestic passenger traffic was driven by increases at Cancún, Veracruz, Mérida, Villahermosa, Minatitlán and Oaxaca. The 12.01% growth in international passenger traffic resulted mainly from an increase of 12.55% in international traffic at the Cancún airport.

Passenger traffic for the first nine months of 2013 increased by 9.69%, reflecting increases of 8.66% in domestic passenger traffic and 10.50% in international passenger traffic.

Table I: Domestic Passengers (in thousands)

Airport	3Q12	3Q13	% Change	9M 2012	9M 2013	% Change
Cancún	1,434.6	1,595.6	11.22	3,466.5	3,846.7	10.79
Cozumel	27.2	22.5	(17.28)	68.9	62.9	(8.71)
Huatulco	110.6	109.8	(0.72)	304.1	298.5	(1.84)
Mérida	284.3	305.8	7.56	838.2	862.6	2.91
Minatitlán	31.9	47.3	48.28	93.3	115.4	23.69
Oaxaca	114.3	120.0	4.99	310.8	330.2	6.24
Tapachula	36.3	35.0	(3.58)	110.3	104.8	(4.99)
Veracruz	208.5	230.8	10.70	575.5	667.5	15.99
Villahermosa	229.5	243.4	6.06	658.3	694.3	5.47
TOTAL	2,477.1	2,710.2	9.41	6,425.9	6,982.9	8.66

Note: Passenger figures exclude transit and general aviation passengers.

II: International Passengers (in thousands)

Airport	3Q12	3Q13	% Change	9M 2012	9M 2013	% Change
Cancún	2,136.8	2,404.9	12.55	7,575.9	8,408.7	10.99
Cozumel	66.7	65.5	(1.80)	303.1	293.7	(3.10)
Huatulco	4.7	5.6	19.15	53.5	75.6	41.31
Mérida	26.5	30.7	15.85	76.6	88.6	15.67
Minatitlán	1.6	2.3	43.75	4.5	5.8	28.89
Oaxaca	14.2	16.1	13.38	40.6	43.6	7.39
Tapachula	1.8	2.3	27.78	5.8	6.0	3.45
Veracruz	28.3	27.3	(3.53)	77.3	72.9	(5.69)
Villahermosa	17.0	18.8	10.59	43.6	45.4	4.13
TOTAL	2,297.4	2,573.5	12.01	8,180.9	9,040.3	10.50

Note: Passenger figures exclude transit and general aviation passengers.

ASUR 3Q13, Page 2 of 24

Table III: Total Passengers (in thousands)

Airport	3Q12	3Q13	% Change	9M 2012	9M 2013	% Change
Cancún	3,571.4	4,000.5	12.01	11,042.4	12,255.4	10.98
Cozumel	93.9	88.0	(6.28)	372.1	356.6	(4.17)
Huatulco	115.3	115.4	0.09	357.6	374.1	4.61
Mérida	310.8	336.5	8.27	914.8	951.2	3.98
Minatitlán	33.5	49.6	48.50	97.8	121.2	23.93
Oaxaca	128.5	136.1	5.91	351.4	373.8	6.37
Tapachula	38.1	37.3	(1.84)	116.1	110.8	(4.65)
Veracruz	236.8	258.1	8.99	652.8	740.4	13.40
Villahermosa	246.5	262.2	6.33	701.9	739.7	5.39
TOTAL	4,774.8	5,283.7	10.66	14,606.8	16,032.2	9.69

Note: Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 3Q13

In July 2012, the Puerto Rico Ports Authority granted Aerostar, ASUR’s joint venture with Highstar Capital IV and its affiliated funds, a 40-year concession to operate the Luis Muñoz Marín International Airport of Puerto Rico (“SJU”) under the United States FAA’s Airport Privatization Pilot Program. On February 27, 2013, the transaction was consummated and Aerostar began operating the SJU Airport. During 1Q13, our Cancun airport subsidiary made a US$118.00 million capital contribution to Aerostar corresponding to its 50% equity contribution. ASUR accounts for its ownership stake in Aerostar through the equity method, in accordance with IFRS. In addition, ASUR made a US$100.00 million subordinated shareholder loan to Aerostar.

Total revenues for 3Q13 increased year-over-year by 7.19% to Ps.1,309.83 million. This was mainly due to increases of:

•	8.81% in revenues from aeronautical services, principally as a result of the 10.66% increase in passenger traffic; and

•	15.72% in revenues from non-aeronautical services, reflecting the 15.95% increase in commercial revenues detailed below.

These increases more than offset the 22.47% decline in revenues from construction services that resulted from lower capital expenditures and other investments in concessioned assets during the period.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage, and parking lot fees.

ASUR 3Q13, Page 3 of 24

Commercial revenues increased by 15.95% year-over-year during 3Q13, principally due to the 10.66% increase in total passenger traffic.

There were increases in revenues from the following activities:

•	23.74% in duty-free stores;
•	14.53% in retail operations;
•	10.95% in food and beverage;
•	23.90% in advertising;

•         11.25% in car rental revenues;

•	13.61% in other revenue;
•	25.09% in ground transportation;
•	10.78% in banking and currency exchange services;
•	18.81% in teleservices; and
•	0.53% in parking lot fees.

Retail and Other Commercial Space
Opened since June 30, 2012

Business Name	Type	Opening Date
Cancun
Tequileria	Duty Free	May 2013
Mérida
Sunglass Island	Retail	July 2012
Villahermosa
Promotora del Sol Caribe	Tourism booth	January 2013
Tienda de Artesanias	Retail	August 2012
Sunglass Island	Retail	July 2012
Veracruz
Promotora del Sol Caribe	Tourism booth	January 2013
Rent a Matic Itza	Car rentals	August 2012
Cozumel
Island Cabo	Retail	February 2013
Oaxaca
Promotora del Sol Caribe	Tourism booth	March 2013

ASUR 3Q13, Page 4 of 24

Table IV: Commercial Revenues per Passenger for 3Q13

	3Q12	3Q13	% Change
Total Passengers (‘000)	4,824	5,324	10.38
Total Commercial Revenues	327,130	379,319	15.95
Commercial revenues from direct operations (1)	81,649	98,154	20.21
Commercial revenues excluding direct operations	245,481	281,165	14.54

	3Q12	3Q13	% Change
Total Commercial Revenue per Passenger	67.82	71.25	5.06
Commercial revenue from direct operations per passenger (1)	16.93	18.44	8.92
Commercial revenue per passenger (excluding direct operations)	50.88	52.81	3.77

Note: For purposes of this table, approximately 48,900 and 40,300 transit and general aviation passengers are included in 3Q12 and 3Q13, respectively.

(1)	Revenues from direct commercial operations represent ASUR’s operation of convenience stores in airports and the direct sale of advertising space.

Construction revenues and expenses. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the income from construction or improvements to concessioned assets made during the period. During 3Q13, ASUR recognized Ps.112.90 million in revenues from “Construction Services”, a 22.47% year-on-year decline, because of lower levels of capital improvements to its concessioned assets. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services.

Because equal amounts of Construction Revenues and Construction Expenses have been included in ASUR's income statement as a result of the application of IFRIC 12, the decrease in Construction Revenues in 3Q13 did not result in a proportionate decrease in the EBITDA Margin, which is equal to EBITDA divided by total revenues.

Total operating costs and expenses for 3Q13 declined by 3.39% year-over-year. This was primarily due to the following declines:

•	22.47% in construction costs, reflecting lower levels of capital improvements made to concessioned assets during the period;

•	0.50% in cost of services, principally reflecting fees in connection with ASUR’s participation in bidding projects in Brazil that were incurred in 3Q12 but not in 3Q13; and

ASUR 3Q13, Page 5 of 24

•	5.80% in administrative expenses, principally due to professional fees and travel expenses during 3Q12 related to the SJU privatization project.

These declines were partially offset by the following increases:

•	16.34% in the technical assistance fee paid to ITA, reflecting the increase in EBITDA for the quarter (a factor in the calculation of the fee);

•	9.77% in concession fees paid to the Mexican government, mainly due to an increase in regulated revenues (a factor in the calculation of the fee); and

•	4.47% in depreciation and amortization, resulting mainly from capitalized investments.

Excluding the expenses and reimbursements in connection with the SJU privatization project and reimbursements, cost of services would have increased 3.71%.

Table V: Operating Costs and Expenses for 3Q13

	3Q12	3Q13	% Change
Cost of Services	250,766	249,510	(0.50)
Construction Costs	145,627	112,898	(22.47)
Administrative	47,378	44,631	(5.80)
Technical Assistance	36,455	42,411	16.34
Concession Fees	49,983	54,865	9.77
Depreciation and Amortization	101,056	105,569	4.47
TOTAL	631,265	609,884	(3.39)

Operating margin for the quarter increased to 53.44% from 48.34% in 3Q13 reflecting the 7.19% increase in revenues and 3.39% decline in expenses during the period.

Comprehensive Financing Gain (Loss) for 3Q13 was a Ps.2.29 million gain, compared to a Ps.6.69 million loss in 3Q12, principally due to a lower foreign exchange loss in 3Q13 resulting from US dollar-denominated debt.

During 3Q13, ASUR reported a foreign exchange loss of Ps.10.36 million which principally resulted from the 1.13% depreciation of the Mexican peso against the U.S. dollar during the period which resulted in a loss because of ASUR’s foreign currency net liability position. ASUR’s foreign currency net liability position increased in 3Q13 as compared to 3Q12 because of its incurrence in March 2013 of $215.0 million in US dollar-denominated debt in a loan from BBVA Bancomer and Merrill Lynch (US$107.5 million incurred with each bank).

ASUR 3Q13, Page 6 of 24

Interest income increased by Ps.8.76 million year-on-year reflecting higher income from short-term investments resulting from the increase in cash balance during the period. Interest expense increased by Ps.8.40 million reflecting the higher loan balance.

Table VI: Comprehensive Financing Result (Cost)

	3Q12	3Q13	Change	% Change
Interest income	21,341	30,105	8,746	41.07
Interest expenses	(9,079)	(17,456)	(8,377)	92.27
(Loss) gains on valuation of Derivatives	--	--	--	--
Foreign exchange gain (loss), net	(18,953)	(10,356)	8,597	45.36
Total	(6,691)	2,293	8,984	n/a

Income (loss) from Equity Investment in Joint Venture. During 3Q13 our equity in the income of Aerostar, our joint venture with Highstar Capital IV and its affiliated funds, was a net gain of Ps.0.33 million. In addition, ASUR recorded a Ps.16.62 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), in connection with the valuation of the capital stock derived from the depreciation of the peso against the U.S. dollar.

From February 28, 2013 to September 30, 2013 our equity in the income of Aerostar was a net loss of Ps.94.92 million, principally due to Ps.113.8 million in one-off costs resulting from expenses incurred during the more than two years in which ASUR was involved in the bidding process for the privatization of the SJU airport, including market research, preparation of bidding documentation, obtaining the Part 139 Certificate from the FAA, advisory, legal, consulting, and debt financing fees, as well as all other costs incurred until the first day of operations under Aerostar’s management. These costs more than offset an operating income of Ps.18.88 million generated between February 28, 2013 until September 30, 2013. In addition, ASUR recorded a Ps.46.62 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), in connection with the valuation of the capital stock derived from the depreciation of the peso against the U.S. dollar.

During 3Q13 total passenger traffic at the SJU airport was 2,107,097. From February 28, 2013 to September 30, 2013, total passenger traffic at SJU airport was 5,036,239.

Income Taxes. Following the changes in Mexican tax law that took effect on January 1, 2008, which established a new flat rate business tax (“Impuesto

ASUR 3Q13, Page 7 of 24

Empresarial a Tasa Unica” or “IETU”) and eliminated the asset tax, the Company evaluates and reviews its deferred assets and liabilities position as applied by Mexican tax laws.

Income taxes for 3Q13 increased by Ps.16.72 million, or 9.56% year-over-year, principally due to the following factors:

•         A Ps.1.50 million increase in IETU resulting from a higher taxable base;

•         An Ps.18.98 million increase in the provision for income taxes, reflecting the increase in taxable income;

•	A Ps.1.30 million decline in deferred income taxes resulting from the recognition of the effects of inflation in the residual value of assets; and

•	A Ps.2.49 million decrease in deferred IETU principally due to the increase in the taxable base.

Net income for 3Q13 increased by 24.89% to Ps.510.87 million from Ps.409.06 million in 3Q12. Earnings per common share for the quarter were Ps. 1.7029, or earnings per ADS (EPADS) of US$1.2925 (one ADS represents ten series B common shares). This compares with earnings per share of Ps. 1.3636, or EPADS of US$1.0350, for the same period last year.

Table VII: Summary of Consolidated Results for 3Q13

	3Q12	3Q13	% Change
Total Revenues	1,222,011	1,309,836	7.19
Aeronautical Services	703,766	765,763	8.81
Non-Aeronautical Services	372,618	431,175	15.72
Commercial Revenues	327,130	379,319	15.95
Construction Services	145,627	112,898	(22.47)
Operating Profit	590,746	699,953	18.49
Operating Margin %	48.34%	53.44%	10.55
EBITDA	691,801	805,522	16.44
EBITDA Margin %	56.61%	61.50%	8.63
Net Income	409,066	510,867	24.89
Earnings per Share	1.3636	1.7029	24.89
Earnings per ADS in US$	1.0350	1.2925	24.89

Note: U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.13.1747

ASUR 3Q13, Page 8 of 24

Consolidated Results for the Nine-Month Period ended September 30, 2013

Total revenues for 9M13 increased year-over-year by 4.87% to Ps.3,967.7 million, mainly due to the following increases:

•	7.87% in revenues from aeronautical services as a result of the 9.69% increase in passenger traffic during the period;

•	10.64% in revenues from non-aeronautical services, principally as a result of the 10.44% increase in commercial revenues detailed below.

These increases were partially offset by a 28.53% decline in construction services in connection with lower capital investments during the period.

Commercial revenues for 9M12 rose by 10.44% year-over-year, principally as a result of revenue increases in the following areas:

•         12.43% in duty-free stores;

•         8.39% in retail operations;

•         11.72% in food and beverage;

•	13.96% in advertising;
•	11.78% in other income;

•         7.06% in car rentals;

•         18.09% in ground transportation services;

•         8.70% in banking and currency exchange services;

•         4.30% in parking lot fees; and

•         23.19% in teleservices;

ASUR 3Q13, Page 9 of 24

Table VIII: Commercial Revenues per Passenger for 9M13

(in thousands)

	9M12	9M13	% Change
Total Passengers *(‘000)	14,759	16,152	9.44
Total Commercial Revenues	1,070,649	1,182,389	10.44
Commercial revenues from direct operations (1)	249,444	277,592	11.28
Commercial revenues excluding direct operations	821,205	904,797	10.18

Total Commercial Revenue per Passenger	72.54	73.20	0.91
Commercial revenue from direct operations per passenger (1)	16.90	17.19	1.72
Commercial revenue per passenger (excluding direct operations)	55.64	56.01	0.66

* For purposes of this table, approximately 151,800 and 129,000 transit and general aviation passengers are included for 9M12 and 9M13, respectively.

(1)	Revenues from direct commercial operations represent ASUR’s operation of convenience stores in airports and the direct sale of advertising space.

Total operating costs and expenses for 9M12 declined by 3.87% year-on-year. This was primarily due to the following declines:

•	28.53% in construction costs, reflecting lower committed improvements made to concessioned assets during the period; and

•	1.76% in administrative expenses, principally reflecting professional fees and travel expenses in connection with SJU airport in 9M12.

These declines were more than offset the following increases:

•         1.01% in cost of services, principally reflecting higher maintenance and security costs, as well as costs incurred in the preparation of the master development plan. These increases were partially offset by the reimbursement to ASUR of fees previously paid to third parties in connection with ASUR’s participation in the SJU privatization project, including travel expenses;

•         11.78% in technical assistance costs, reflecting the corresponding increase in EBITDA during the period;

•         8.69% in concession fees, mainly due to the increase in regulated revenues (a factor in the calculation of the fee); and

•         4.15% in depreciation and amortization resulting mainly from capitalized investments.

Excluding accumulated expenses and reimbursements in connection with the SJU privatization project, cost of services would have declined by 3.38%.

ASUR 3Q13, Page 10 of 24

Table IX: Operating Costs and Expenses for 9M13 (in thousands)

	9M12	9M13	% Change
Cost of Services	708,390	715,554	1.01
Construction Costs	404,337	288,977	(28.53)
Administrative	135,992	133,594	(1.76)
Technical Assistance	119,020	133,046	11.78
Concession Fees	155,477	168,996	8.69
Depreciation and Amortization	299,627	312,074	4.15
TOTAL	1,822,843	1,752,241	(3.87)

Operating margin increased to 55.84% in 9M13, from 51.82% in 9M12. This was mainly the result of the 4.87% increase in revenues and the 3.87% decline in operating expenses for the period.

Comprehensive Financing Gain (Loss) for 9M13 was a Ps.16.59 million loss, compared to a Ps.11.31 million gain in 9M12, principally driven by a Ps.54.60 million foreign exchange loss in 9M13 resulting from the impact of the 1.61% depreciation of the Mexican peso against the U.S. dollar during the period on ASUR’s foreign currency net liability position.

Interest income increased by Ps.31.63 million year-on-year reflecting higher income from short-term investments resulting from the increase in cash balance during the period. Interest expense increased by Ps.27.16 million reflecting the higher loan balance.

Table X: Comprehensive Financing Result (Cost)

	9M12	9M13	Change	% Change
Interest income	62,766	94,397	31,631	50.40
Interest expenses	(29,224)	(56,387)	(27,163)	92.95
(Loss) gains on valuation of derivatives	601	--	(601)	(100.00)
Foreign exchange gain (loss), net	(22,838)	(54,598)	(31,760)	139.07
Total	11,305	(16,588)	(27,893)	n/a

Net income for 9M13 increased by 17.14% to Ps.1,651.98 million. Earnings per common share for the nine-months were Ps.5.5066, or earnings per ADS (EPADS) of US$4.1797 (one ADS represents ten series B common shares). This compares with Ps.4.7009, or EPADS of US$3.5681, for 9M12.

ASUR 3Q13, Page 11 of 24

Table XI: Summary of Consolidated Results for 9M13

(in thousands)

	9M12	9M13	% Change
Total Revenues	3,783,500	3,967,761	4.87
Aeronautical Services	2,164,726	2,335,080	7.87
Non-Aeronautical Services	1,214,437	1,343,704	10.64
Commercial Revenues	1,070,649	1,182,389	10.44
Construction Services	404,337	288,977	(28.53)
Operating Profit	1,960,657	2,215,520	13.00
Operating Margin %	51.82%	55.84%	7.75
EBITDA	2,260,284	2,527,594	11.83
EBITDA Margin %	59.74%	63.70%	6.63
Net Income	1,410,267	1,651,979	17.14
Earnings per Share	4.7009	5.5066	17.14
Earnings per ADS in US$	3.5681	4.1797	17.14

Note: U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.13.1747.

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for 9M13 were Ps.2,560.08 million, resulting in an annual average tariff per workload unit of Ps.155.67. ASUR’s regulated revenues accounted for approximately 64.52% of total income for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

Balance Sheet

On September 30, 2013, airport concessions represented 69.10% of the Company’s total assets, with current assets representing 17.12% and other assets representing 13.78%.

Cash and cash equivalents on September 30, 2013, were Ps.2,396.65 million, a 5.79% increase from the Ps.2,265.43 million in cash and cash equivalents recorded on December 31, 2012.

Shareholders’ equity at the close of 9M13 was Ps.16,969.60 million and total liabilities were Ps.5,621.95 million, representing 75.11% and 24.88% of total assets, respectively. Deferred liabilities represented 32.05% of the Company’s total liabilities.

Total bank debt at September 30, 2013 was Ps.2,847.33 million, including Ps.7.50 million in accrued interest and commissions. During August and

ASUR 3Q13, Page 12 of 24

September of 2010, our Cancun airport subsidiary entered into two three-year credit agreements of Ps.350.00 million and Ps.570.00 million with two banks. The terms of the agreements include a floating interest rate equal to the Tasa de Interes Interbancaria de Equilibrio (TIIE) plus 1.5% and quarterly principal payments. In addition, in September of 2011, our Veracruz airport subsidiary entered into a three-year credit agreement of Ps.50.00 million. The terms include a floating interest rate equal to TIIE plus 0.75% and quarterly principal payments.

During 3Q13, ASUR made aggregate principal payments of Ps.98.10 million in connection with the Ps.350.00 million, Ps.570.00 million and Ps.50.00 million three-year credit agreements.

In the fourth quarter of 2011, our Cancún airport subsidiary obtained authorization for two new bank loans from Banamex and BBVA Bancomer of US$300.00 million and Ps.1,500.00 million, respectively.

On February 15, 2013, our Cancún airport subsidiary executed an agreement for bank loans of US$107.50 million from each of BBVA Bancomer and Merrill Lynch, for a total of U.S.$215.00 million. The loans have a five-year term, amortize in four semi-annual payments of 2.5% of the aggregate amount of the loans beginning on February 15, 2016 and a final payment of the aggregate principal amount of the loans outstanding on the maturity date, February 15, 2018. The loans are denominated in U.S. dollars and charge interest at a rate equal to three-month LIBOR plus 1.99%. Proceeds from the loans were used to finance ASUR’s capital contribution and subordinated shareholder loan to Aerostar. These loans are guaranteed by Grupo Aerportuario del Sureste, S.A.B. de C.V. In connection with these loans, BBVA Bancomer’s authorization for bank loans as described above was drawn down by US$107.50 million during 1Q13.

While the BBVA Bancomer and Merrill Lynch facility is outstanding, ASUR and its subsidiaries are not permitted to make any fundamental change to its corporate structure, or create any liens upon any of its property or sell any assets that exceed more than 10% of ASUR’s consolidated total assets.

Additionally, the credit facility requires that ASUR and its subsidiaries maintain a consolidated leverage ratio equal to or less than 3.50:1.00 and a consolidated interest coverage ratio equal to or less than 3.00:1.00 as of the last day of each fiscal quarter. If ASUR fails to comply with these covenants, this facility restricts its ability to pay dividends to its shareholders. Additionally, failure to comply with these covenants would result in all amounts owed under the facility to become due and payable immediately. As of the date of this report, ASUR was in compliance with those covenants.

ASUR’s Cancún airport subsidiary and its joint venture partner Highstar Capital IV and its affiliated funds pledged their share ownership in Aerostar

ASUR 3Q13, Page 13 of 24

as collateral for US$350.00 million in senior secured notes issued by, and a $60.00 million credit facility obtained by, Aerostar that has not been drawn down yet

Capital Expenditures

During 3Q13, ASUR made investments of Ps.130.25 million as part of ASUR’s ongoing plan to modernize its airports pursuant to its master development plans. During 9M13 capital expenditures totaled Ps.323.52 million.

IFRS Adoption

In compliance with regulations established by the Mexican National Banking and Securities Commission (CNBV), as of January 1, 2012 the Company has adopted International Financial Reporting Standards (IFRS) as the accounting standards to prepare its financial statements.

Furthermore, and in compliance with INIF 19 “Changes derived from the adoption of IFRS,” the most significant accumulated changes in net shareholders’ equity as of January 1, 2011 are included in the table below:

Table XII: Effects on the Initial Shareholders’ Equity Resulting from the Adoption of IFRS as of January 1, 2011

(in thousands of Mexican Pesos)
Item	Description	Capital Stock	Retained Earnings	Legal Reserve	Total Shareholders’ Equity
Labor liabilities	Elimination of severance liabilities according to NIF D-3 and creation of a liability under IAS 19 Net		7,835		7,835
Deferred employee profit sharing	Reversal of deferred employee profit sharing as it is outside the reach of IAS 12		(2,905)		(2,905)
Creation of a reserve for vacation	Recognition of accrued vacation rights not used by year-end		(18,339)		(18,339)
Deferred Assets (income tax and flat tax)	Impact on deferred IETU derived from the recognition of provisions for vacations and employee benefits		3,534		3,534
Capital Stock	Elimination of inflation accounting	(5,031,928)			(5,031,928)
Legal Reserve	Elimination of inflation accounting			(23,025)	(23,025)
Capital Stock and Legal Reserve	Reclassification of inflation accounting of capital stock and legal reserve to retained earnings		5,054,953		5,054,953
TOTAL		(5,031,928)	5,045,078	(23,025)	(9,875)

ASUR 3Q13, Page 14 of 24

Table XIII: Principal Effects of IFRS on Shareholders’ Equity

(In thousands of Mexican Pesos)	December 31, 2012	September 30, 2013
Shareholders’ Equity Under Mexican Financial Reporting Standards	16,486,523	16,985,093
IFRS Adjustments:
Deferred Employee Profit Sharing (Note d)	(4,192)	(3,362)
Severance Liability and actuarial gains and losses (Note f)	10,003	11,344
Reserve for Vacations (Note e)	(23,744)	(26,120)
Deferred IETU (Note c)	2,405	2,644
Total IFRS Adjustments	(15,528)	(15,494)
Shareholders’ Equity Under IFRS	16,470,995	16,969,599

See page 23 for notes on IFRS transition effects.

Table XIV: Principal Effects of IFRS on the Income Statement

(In thousands of Mexican Pesos)	3Q12	3Q13	9M12	9M13
Net Income Under Mexican Financial Reporting Standards	409,340	511,021	1,413,091	1,651,944
Elimination of severance liabilities in accordance with NIF D-3 and creation of a liability under IAS 19 – Net (Note d)	(204)	(10)	580	1,340
Elimination of PTU difference	-	(164)	-	831
Recognition of accrued rights not used (Note e)	(601)	(49)	(1,403)	(2,376)
Effect on deferred IETU resulting from the recognition of a reserve for vacation and employee benefits (Note c)	531	69	(2,001)	240
Net Income Under IFRS	409,066	510,867	1,410,267	1,651,979
Translation effect on foreign currency transactions	-	16,567	-	46,624
Actuarial Gains and Losses	(265)	-	(86)	-
Comprehensive Net Income Under IFRS	408,801	527,434	1,410,181	1,698,603

--

See page 23 for notes on IFRS transition effects.

ASUR 3Q13, Page 15 of 24

3Q13 Earnings Conference Call

Day:	Tuesday, October 22, 2013

Time:	10:00 AM US ET; 9:00 AM Mexico City time

Dial-in number	1-888-259-8885 (US & Canada) and 1-913-312-0655 (International & Mexico)

Access Code:	9877060

Please dial in 10 minutes before the scheduled start time.

Replay:	Tuesday, October 22, 2013 at 1:00 PM US ET, ending at midnight US ET on Sunday, October 27, 2013. Dial-in number: 1-877-870-5176 (US & Canada); 1-858-384-5517 (International & Mexico). Access Code: 9877060.

Analyst Coverage

In accordance with Mexican Stock Exchange Internal Rules article 4.033.01 ASUR informs that the stock is covered by the following broker-dealers: Actinver Casa de Bolsa, Barclays, BBVA Bancomer, Bofa Merril Lynch, Citi Investment Research, Credit Suisse, Grupo Bursatil Mexicano, Grupo Financiero Interacciones, Grupo Financiero Monex, HSBC, Intercam Casa de Bolsa, Itau BBA, INVEX, JP Morgan, Morgan Stanley, Morningstar, Santander Investment, Scotia Capital, UBS Casa de Bolsa, Vector.

Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport of Puerto Rico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

ASUR 3Q13, Page 16 of 24

ASUR 3Q13, Page 17 of 24

Consolidated Statement of Income from January 1 to September 30, 2013 and 2012

Thousands of Mexican pesos

Item	9 Months 2012	9 Months 2013	% Change %	3Q 2012	3Q 2013	% Change
Revenues						
Aeronautical Services	2,164,726	2,335,080	7.87	703,766	765,763	8.81
Non-Aeronautical Services	1,214,437	1,343,704	10.64	372,618	431,175	15.72
Construction Services	404,337	288,977	(28.53)	145,627	112,898	(22.47)
Total Revenues	**3,783,500**	**3,967,761**	**4.87**	**1,222,011**	**1,309,836**	**7.19**
Operating Expenses						
Cost of Services	708,390	715,554	1.01	250,766	249,510	(0.50)
Construction Costs	404,337	288,977	(28.53)	145,627	112,898	(22.47)
General and Administrative Expenses	135,992	133,594	(1.76)	47,378	44,631	(5.80)
Technical Assistance	119,020	133,046	11.79	36,455	42,411	16.34
Concession Fee	155,477	168,996	8.70	49,983	54,865	9.77
Depreciation and Amortization	299,627	312,074	4.15	101,056	105,569	4.47
Total Operating Expenses	**1,822,843**	**1,752,241**	**(3.87)**	**631,265**	**609,884**	**(3.39)**
Operating Income	**1,960,657**	**2,215,520**	**13.00**	**590,746**	**699,953**	**18.49**
Comprehensive Financing Cost	11,305	(16,588)	(246.73)	(6,691)	2,293	(134.26)
Participation in the Results of Associated		(94,916)	-		336	-
Non-Ordinary Item						
Non-Ordinary Item	-	-	-	-	0	-
Income Before Income Taxes	**1,971,962**	**2,104,016**	**6.70**	**584,055**	**702,581**	**20.29**
Provision for IETU	12,328	13,206	7.12	5,404	6,941	28.47
Provision for Income Tax	573,494	602,631	5.08	162,981	181,959	11.64
Provision for Asset Tax	8,597	8,597	0.01	2,866	2,866	-
Deferred Income Taxes	(49,300)	(188,476)	282.31	(2,904)	(4,201)	44.63
Deferred IETU	16,576	16,079	(2.99)	6,642	4,149	(37.55)
Net Income for the Year	**1,410,267**	**1,651,979**	**17.14**	**409,066**	**510,867**	**24.89**
Earning per Share	**4.70**	**5.51**	**17.14**	**1.3636**	**1.7029**	**24.89**
Earning per American Depositary Share (in U.S. Dollars)	**3.57**	**4.18**	**17.14**	**1.0350**	**1.2925**	**24.89**
Exchange rate per dollar Ps. 13.1747

ASUR 3Q13, Page 18 of 24

ASUR 3Q13, Page 19 of 24

ASUR 3Q13, Page 20 of 24

Consolidated Statement of Income from January 1 to September 30, 2013 and 2012

Thousands of Mexican pesos

Item	Cumulative 2012			Cumulative 2013			3Q 2012			3Q 2013		
	Mexican NIF	Transition Effects	IFRS	Mexican NIF	Transition Effects	IFRS	Mexican NIF	Transition Effects	IFRS	Mexican NIF	Transition Effects	IFRS
Revenues												
Aeronautical Services	2,164,726		2,164,726	2,335,080		2,335,080	703,766		703,766	765,763		765,763
Non-Aeronautical Services	1,214,437		1,214,437	1,343,703		1,343,703	372,618		372,618	431,175		431,175
Construction Services	404,337		404,337	288,977		288,977	145,627		145,627	112,898		112,898
Total Revenues	**3,783,500**	**-**	**3,783,500**	**3,967,760**	**-**	**3,967,760**	**1,222,011**	**-**	**1,222,011**	**1,309,836**	**-**	**1,309,836**
Operating Expenses												
Cost of Services	707,520	870	708,390	715,285	269	715,554	249,961	805	250,766	249,237	273	249,510
Construction Costs	404,337		404,337	288,977		288,977	145,627		145,627	112,898		112,898
General and Administrative Expenses	710,116		710,116	747,709		747,709	234,872		234,872	247,476		247,476
Total Operating Expenses	**1,821,973**	**870**	**1,822,843**	**1,751,971**	**269**	**1,752,240**	**630,460**	**805**	**631,265**	**609,611**	**273**	**609,884**
Operating Income	**1,961,527**	**(870)**	**1,960,657**	**2,215,789**	**(269)**	**2,215,520**	**591,551**	**(805)**	**590,746**	**700,226**	**(273)**	**699,953**
Comprehensive Financing Cost												
Interest Receivable	62,766		62,766	94,397		94,397	21,342		21,342	30,105		30,105
Interest Payable	(29,224)		(29,224)	(56,387)		(56,387)	(9,080)		(9,080)	(17,456)		(17,456)
Exchange (losses) Gains, net	(22,838)		(22,838)	(54,598)		(54,598)	(18,953)		(18,953)	(10,356)		(10,356)
Loss (gains) on Valuation of Derivative						-	0		-	-		-
Financial Instruments	601		601	-		-	0		-	-		-
Participation in the Results of Associated				(94,916)		(94,916)				336		336
Non-Ordinary Item												
Non-Ordinary Item	47	(47)	(0)	64	(64)	-	0	-	-	50	(50)	0
Income Before Income Taxes	**1,972,785**	**(823)**	**1,971,962**	**2,104,221**	**(205)**	**2,104,016**	**584,860**	**(805)**	**584,055**	**702,804**	**(223)**	**702,581**
Provision for IETU	12,328		12,328	13,206		13,206	5,404		5,404	6,941		6,941
Provision for Income Tax	573,494		573,494	602,631		602,631	162,980		162,980	181,959		181,959
Provision for Asset Tax	8,597		8,597	8,597		8,597	2,866		2,866	2,866		2,866
Deferred Income Taxes	(49,300)		(49,300)	(188,476)		(188,476)	(2,903)		(2,903)	(4,201)		(4,201)
Deferred IETU	14,575	2,001	16,576	16,319	(240)	16,079	7,173	(531)	6,642	4,218	(69)	4,149
Net Income for the Year	**1,413,091**	**(2,824)**	**1,410,267**	**1,651,944**	**35**	**1,651,979**	**409,340**	**(274)**	**409,066**	**511,021**	**(154)**	**510,867**
Earning per Share	**4.71**	**(0.01)**	**4.70**	**5.51**	**0.00**	**5.51**	**1.36**	**(0.00)**	**1.36**	**1.70**	**(0.00)**	**1.70**
Earning per American Depositary Share (in U.S. Dollars)	**3.58**	**(0.01)**	**3.57**	**4.18**	**0.00**	**4.18**	**1.04**	**(0.00)**	**1.03**	**1.29**	**(0.00)**	**1.29**

Exchange rate per dollar Ps. 13.1747

ASUR 3Q13, Page 21 of 24

ASUR 3Q13, Page 22 of 24

REVIEW OF THE IMPACT OF TRANSITIONING TO IFRS

Below is a description of significant changes related to the implementation of IFRS:

a)	Inflation

The Company determined that the inflationary effects relating to the capital stock and legal reserve accounts should be eliminated in accordance with International Accounting Standards “IAS” 21 and 29, which were in effect on the date IFRS was adopted.

Based on IFRS 1, the Company has determined it does not have to eliminate the effects of inflation on concessions. This is due to the decision of the Company to apply the transition rules of IFRIC 12 as part of the initial adoption of IFRS 1, which allow for the exception from retrospective application in cases where the "impracticability" of reconstructing asset balances is too significant. Therefore, the Company has recorded the account balances previously registered under Mexican FRS, which contain the effects of inflation through December 31, 2007, as opening balances for the adoption of IFRIC 12.

b)	Property, plant and equipment

The Company used the value of property, plant and equipment listed on the balance sheet on the date it adopted IFRS as the cost of property, plant and equipment as of the transition date.

c) Deferred taxes and deferred income tax or IETU tax

The Company has determined that it must recognize both forms of taxes (income tax or flat tax for each one of its subsidiaries) for the determination of deferred taxes based on its income projections.

d)	Employee profit sharing and labor liabilities

On the date IFRS was adopted the Company eliminated the liability relating to deferred profit sharing and severance as an adjustment to its opening balance sheet.

In addition, MFRS D-3 “Employee Benefits”, provided that all termination and severance benefits, including those paid in the case of involuntary termination, are recorded on an actuarial basis to estimate the corresponding liability. Under IAS 19, an entity recognizes termination benefits as a liability whenever the entity is obligated to (a) terminate an employee’s contract prior to its expiry or (b) establish termination benefits as a result of a buy-out plan. As a result, ASUR cancelled its provisions for employee termination on the IFRS transition date. In accordance with IFRS 1, “First-time Adoption of IFRS”, ASUR recognized its actuarial gains and losses accumulated in net income at the transition date. As a result, the balance sheet at the transition date reflects all liabilities related to employee benefits. In accordance with

ASUR 3Q13, Page 23 of 24

IAS 19, ASUR will recognize future actuarial gains and losses from employee benefits in net income.

e) Creation of a reserve for unused vacations

On the date IFRS was adopted, the Company recognized an accrual for the vacation rights not used by year-end, according to IAS 19 “Employee Benefits.

f) Non ordinary items in the income statement

The line in the income statement named “Non ordinary items” has been reclassified as “Operating expenses” because IFRS does not recognize extraordinary items as a line in the income statement.

ASUR 3Q13, Page 24 of 24

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: October 21, 2013